Mail Stop 6010

November 28, 2007

Brian L. Schorr, Esq.
Executive Vice President
and Chief Legal Officer
Trian Acquisition I Corp.
280 Park Avenue, 41st Floor
New York, New York 10017

> **Re: Trian Acquisition I Corp.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2007**
> **File No. 333-147094**

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
General

1.   Please revise your filing to include the selected financial data required by Item 301 of Regulation S-K.

2.   It appears that the registrant would be restricted from purchasing businesses relating to the quick service restaurant industry in view of the fiduciary duties

> owed to Triarc Companies, Inc., as described on page 5. Expand the first paragraph to so state.

3. Expand the third paragraph on page 1 to reconcile the sentence stating that you will not consummate a business combination unless you acquire a controlling interest in the target company with the next sentence, which states that the stockholders may not hold a majority of the voting equity interests after giving effect to the business combination.

Business Strategy, page 2

4. If you are seeking to acquire a private company, please expand the disclosure at the top of page 2 to so state. We note your disclosure on page 60.

5. If your sponsor is wholly owned by Messrs. Peltz, May, and Garden, so state in an appropriate location in the summary. If not, explain the relationship of the sponsor to these individuals and their affiliates.

Conflicts of Interest, page 5

5. Expand to explain how you determined the enterprise value between $750 million and $3 billion and how this value will be calculated. File the agreement as an exhibit.

Private Placement of Sponsor Units, page 6

6. Expand to disclose the redemption terms for the sponsor units and warrants in the event that they are redeemed.

The Offering, page 7

7. Certain events are triggered by the "consummation of a business combination," such as the exercise period of warrants described on page 8. Please explain how that consummation date is determined.

8. You indicate on page 9 that the warrant redemption provision provides warrant holders a premium to the initial exercise price. Please explain or clarify how holders receive a premium when their warrants are redeemed at a price of $0.01 per warrant.

9. We note on page 9 the formula for calculating the cashless exercise of warrants. Expand to provide an example that applies the formula to explain to holders what they will receive upon cashless exercise. Also explain how fractional shares will be treated.

10.   We note on page 12 that the public stockholders are entitled to the public offering proceeds held in trust less certain deductions, including the payment of income and other tax obligations. Please clarify more specifically the nature of the tax obligations, and provide guidance on the amount of taxes that may be paid from the proceeds in trust.

11.   According to page 13 of the prospectus, the board will determine the fair market value of the business that you acquire based on "standards generally accepted by the financial community." Please explain what these valuation methodologies include.

12.   You disclose on page 15 that where public stockholders act as a "group" or in concert, they will be restricted from seeking conversion rights with respect to 10% or more of the shares sold in the offering. Please explain how you will determine whether public stockholders are acting in concert or as a group.

13.   On page 16, you disclose that the stockholders who elect conversion will have their funds "distributed promptly." Please clarify what you mean by "promptly."

Risk Factors, page 23
We may require stockholders who wish to convert their shares…, page 24

14.   We note that you may require physical tender of stock certificates upon conversion and that stockholders may be unable to obtain a physical certificate in time to convert. Please specify what factors you may consider in deciding whether to require physical tender and the amount of notice you intend to give stockholders who wish to convert.

Our management's ability to require holders…, page 37

15.   This risk factor discloses that holders of warrants exercised on a cashless basis will receive fewer shares than if the warrants were exercised for cash. Please reconcile this disclosure with the formula on page 9, which seems to indicate that holders would receive the same amount for a cashless exercise that they would receive if the warrants were exercised for cash.

Upon consummation of our offering…, page 43

16.   This risk factor states that the sponsor will own 20% of the common stock, assuming the sponsor does not purchase units in this offering. Please discuss whether the sponsor presently intends to purchase units in this offering and if it currently does not intend to do so, what factors it may consider in deciding whether to purchase units in this offering.

Dividend Policy, page 50

17.   Please clarify that any stock dividend or stock split effectuated so that sponsor
        ownership remains at 20% would not apply to any units owned by public
        stockholders.

Prosposed Business, page 57

18.   Please provide further guidance on what constitutes "prudent use of leverage" on
        page 57.

19.   The prospectus states on page 60 that your structure will make you an attractive
        business combination partner because of your status as a public company.
        Further, according to page 63 of the prospectus your officers and directors have
        agreed to present to you rather than other entities with which they are affiliated
        combination opportunities with companies that are not publicly traded. Please
        clarify whether you will focus on seeking to acquire a target business that is not
        currently a public company.

Index to Financial Statement, page F-1

Notes to Financial Statements, page F-7

Note 1. Organization and Business Operations, page F-7

20.   We note from page F-10 that you issued 2,1812,500 units to your sponsor that are
        subject to a mandatory redemption value by the company to the extent that the
        underwriters' over-allotment option is not exercised in connection with the
        proposed offering and that you classified these warrants as temporary equity.
        Please revise this note to include your accounting policy for accreting the value of
        these units to redemption value. Refer to paragraphs 15-17 of EITF Topic D-98.

Note 2. Proposed Public Offering, page F-9

21.   We note your disclosures here regarding the proposed offering of 75,000,000
        units consisting of one share of your common stock and one warrant. We further
        note that the warrants will be exercisable at the later of the consummation of the
        business combination or 12 months from the date of the prospectus for the
        offering. Please revise this note to disclose the material terms of the warrants and
        your anticipated accounting for the warrants. Describe to us your basis for your
        anticipated accounting for the warrants. Refer to the guidance in EITF 00-19.

22.   Further to the above, tell us how you have considered the anticipated classification of these warrants on your dilution and capitalization tables on pages 51-52.

Note 5. Sponsor Units, page F-10

23.   We note that you issued 21,562,500 warrants to purchase common stock in connection with the private placement of the sponsor units. We further note that the holders of the warrants may exercise these warrants for cash or on a cashless basis. Please tell us and revise this note to explain how you considered this cashless or net share settlement feature within your analysis to classify these instruments as equity under EITF 00-19.

Undertakings, page II-5

24.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   John C. Kennedy, Esq.
                 Raymond B. Check, Esq.